Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VORSHEER INC
221 W 900 N
Springville, UT 84663
www.vorsheer.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VORSHEER INC
Address: 221 W 900 N, Springville, UT 84663
State of Incorporation: DE
Date Incorporated: March 30, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-based

Early Bird

Invest within the first week and receive 10% bonus shares

Amount-based

$1,200+

Receive 3% bonus shares

$15,000+

Receive 5% bonus shares

$25,000+

Receive 10% bonus shares

$50,000+

Receive 15% bonus shares

**Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vorsheer, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Vorsheer, Inc. (“VORSHEER” or the “Company”) is a C-Corporation organized under the laws of the state of Delaware that manufactures overlanding camp trailers. The Company’s business model consists of the design and construction of overlanding camp trailers supplied to the growing camping and off-road recreation community. The trailers are sold through distribution to licensed Recreational Vehicle dealerships across the United States. VORSHEER trailers are known for their rugged design and superior quality.

VORSHEER has a recorded $4.5 million total sales history and a positive growth curve. VORSHEER has loyal and experienced key staff that support current growth and production targets. VORSHEER benefits from sales during normal economic times for recreational use, and also during economic downturns as a crisis preparation resource vehicle.

VORSHEER, Inc. was formed on March 30, 2022, as a domestic c-corporation. The Company was originally founded on July 13, 2018, as Vorsheer, LLC as a limited liability company under the laws of the state of Utah before converting and incorporating under Delaware law, as noted above.

Competitors and Industry

Industry

According to RV Industry Association (RVIA), a North American association, RV wholesale shipments are projected to exceed 600,000 units in 2022. The latest forecast for year-end 2021 RV shipments ranges between 593,600 and 610,800 units with a most likely year-end total of 602,200 units, a nearly 40% gain over the 430,412 units shipped in 2020. Continued growth is expected through 2022 with shipments ranging between 599,760 and 627,700 units with a most likely total of 613,700 units, an increase of 1.9% over 2021.

Source: https://www.rvia.org/news-insights/rv-shipments-expected-top-600000-units-year-and-next

Competitors

VORSHEER has some competitors in the overlanding market. Some of the top competitors in our industry include: Bruder, Off Grid, and Taxa. Bruder might be considered the company's primary competition in the overlanding industry. Off Grid Trailers also owns a market share due to their specific focus on overlanding. Taxa trailers are competitors who also have some unique design features and models offered. Despite the present competitive landscape, VORSHEER stands out in the overlanding industry because, unlike Bruder (made in Australia and +$10,000 USD more avg cost before shipping) and Off Grid (made in Canada), VORSHEER trailers are made in the USA at a competitive price and no international shipping complications. As an improvement over companies like Taxa, VORSHEER trailers boast a robust 30-degree angle steel 2x4 frame construction with a solid independent suspension design. VORSHEER also channels sales through dealers and does not engage in direct sales with the public. This avoids tension with dealers that can occur when a manufacturer is acting as a supplier and a retail sales competitor of the dealer network at the same time.

https://bruderx.com/exp-4/

https://timberleaftrailers.com/trailer-build-form/

https://mammothoverland.com/trailer-options/

https://www.brxtrailers.com/faq (see “how do I order a trailer”)

Current Stage and Roadmap

Current Stage

Established in 2018, VORSHEER is in its 4th year of successful business operations. From the beginning, VORSHEER has seen the wisdom in designing trailers in SOLIDWORKS® CAD design software with two dedicated design experts on staff presently. These high-level designs are then laser cut and CNC bent for ultra-precise manufacturing. The company has two primary models in production and distribution, the XOC and the XER. Since 2018, over 135 trailers have been produced and sold.

VORSHEER trailers are available on the market through one of their 14 established national dealers. VORSHEER has obtained licensing in multiple states and also has an NADA listing making their trailers more obtainable through financing at the time of dealer purchase. These critical factors require a significant time and money investment and therefore set VORSHEER apart from other companies in the conception or startup phase who still face these challenges to be competitive.

Roadmap

Going forward, VORSHEER is planning on significant growth in its future. VORSHEER has scheduled the release of its new XCT model trailer in fall 2022, which is designed to be even more competitive. In addition, VORSHEER is actively pursuing more dealer relationships nationally to expand its distribution channels.

The Team

Officers and Directors

Name: Steve McCloud

Steve McCloud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: July 13, 2018 - Present
  Responsibilities: Manage and direct company - $50,000 salary

- **Position:** Treasurer
  Dates of Service: July 13, 2018 - Present
  Responsibilities: Keeps and maintains corporate governance books and records of the properties and business transactions of the company.

- **Position:** Secretary
  Dates of Service: July 13, 2018 - Present
  Responsibilities: Maintains and keeps corporate records, a book of the minutes of all meetings of directors and shareholders, and gives notice of all meetings of shareholders and directors.

Name: Mark Mauzy PhD

Mark Mauzy PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CGO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Company growth - $72,000 salary annually

Other business experience in the past three years:

- **Employer:** GemTrain
  Title: Director
  Dates of Service: January 01, 2018 - June 01, 2021
  Responsibilities: producing autism training videos

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation manufacturing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our new XCT trailer in development. Delays or cost overruns in the development of our new XCT trailer and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply chain issues, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Patrick McCloud	11,292,372	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note - Bastian Breidohr , and Convertible Note - Zig Ventures, LLC. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 11,292,372 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

Convertible Note - Bastian Breidohr

The security will convert into Common stock and the terms of the Convertible Note - Bastian Breidohr are outlined below:

Amount outstanding: $400,000.00
Maturity Date: December 22, 2023
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,619,999.00
Conversion Trigger: The convertible notes are convertible into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing at a conversion price. The conversion price is equal to the Valuation Cap Price, which shall be calculated by dividing the Valuation Cap by the number of Fully Diluted shares of the Company immediately prior to the Qualified Financing Round. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Material Rights

Automatic Conversion Upon a Qualified Financing. In the event the Company issues and sells any equity Securities to investors prior to the repayment or conversion of this Note in an equity financing with total proceeds to the Company of not less than $1,000,000 excluding amounts received upon the conversion of the notes and any other convertible securities of the Company (a "Qualified Financing"), then the Outstanding Debt of this Note shall automatically convert without any further action by the Investor upon the closing of such Qualified Financing, into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing, at a conversion price (the "Conversion Price") equal to the Valuation Cap Price. The Valuation Cap Price shall be calculated by dividing the Valuation Cap by the number of Fully Diluted shares of the Company immediately prior to the Qualified Financing Round.

Convertible Note - Zig Ventures, LLC

The security will convert into Common stock and the terms of the Convertible Note - Zig Ventures, LLC are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 14, 2023
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,619,999.00
Conversion Trigger: The convertible notes are convertible into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing at a

conversion price. The conversion price is equal to the Valuation Cap Price, which shall be calculated by dividing the Valuation Cap by the number of Fully Diluted shares of the Company immediately prior to the Qualified Financing Round. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Material Rights

Automatic Conversion Upon a Qualified Financing. In the event the Company issues and sells any equity Securities to investors prior to the repayment or conversion of this Note in an equity financing with total proceeds to the Company of not less than $1,000,000 excluding amounts received upon the conversion of the notes and any other convertible securities of the Company (a "Qualified Financing"), then the Outstanding Debt of this Note shall automatically convert without any further action by the Investor upon the closing of such Qualified Financing, into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing, at a conversion price (the "Conversion Price") equal to the Valuation Cap Price. The Valuation Cap Price shall be calculated by dividing the Valuation Cap by the number of Fully Diluted shares of the Company immediately prior to the Qualified Financing Round.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Funding for production parts and supplies
  Date: December 15, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,403,987 compared to $1,198,748 in fiscal year 2020.

This increase was the result of improved sales, better supply chain and parts availability, refining assembly processes, and expansion of our dealer network.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,107,025compared to $913,105 in fiscal year 2020.

As sales and production increased from 2020 to 2021, the cost of sales also increased.

Gross margins

Gross margins for fiscal year 2021 were $296,962 compared to $285,643 in fiscal year 2020.

Gross margin increases from 2020 to 2021 can be directly tied to increased sales and subsequent company growth.

Expenses

Expenses for fiscal year 2021 were $734,719 compared to $444,604 in fiscal year 2020.

As sales and production increased from 2020 to 2021, other expenses also increased.

Historical results and cash flows:

The Company is currently in the production stage and generating revenue. Past cash was primarily generated through manufacturing sales. Our goal is to increase production through bulk purchasing, bringing key third-party processes in house, and increased marketing efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, the Company has capital resources available in the form of a line of credit with a current balance of $0. Capital contributions have been received from two sources in the form of a convertible note in the amount of $100,000 and $400,000 respectively and $40,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We believe the funds of this campaign are critical to scale and grow our company, but not absolutely vital to remain in business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are helpful to the viability of the Company. Of the total funds that our Company has, 50% (estimated) will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. Future expenses are expected to remain proportionally similar to present production or may decrease with the benefit of bulk purchasing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. Future expenses are expected to remain proportionally similar to present production or may decrease with the benefit of bulk purchasing. We also anticipate increased R&D expenses, shifting towards focusing on marketing and its associated costs, and an increase in labor costs due to additional hiring.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Rock Canyon Bank - Loan agreement
  Amount Owed: $150,694.00
  Interest Rate: 7.75%
  Maturity Date: November 14, 2022
  Amount accurate as of 09/06/2022

- **Creditor:** Steve Stoddard
  Amount Owed: $85,000.00
  Interest Rate: 0.0%
  Money borrowed from Steve Stoddard, no official agreement. Amount accurate as of 09/06/2022.

- **Creditor:** Bingham Family Alaska LLC - Loan agreement
  Amount Owed: $260,065.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2023
  Amount accurate as of 09/06/2022

- **Creditor:** Convertible Notes - Bastian Breidohr
  Amount Owed: $400,000.00
  Interest Rate: 0.0%
  Maturity Date: December 22, 2023

- **Creditor:** Convertible Notes - Zig Ventures
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: December 14, 2023

Related Party Transactions

Valuation

Pre-Money Valuation: $11,292,372.00

Valuation Details:

Our pre-money valuation was determined based on an analysis of several factors including a $4.5 million sales history, Current market penetration, established key marketing partnerships, significant intellectual property (IP), established standard operating procedures (SOP's), innovative new technology including a smart power system, a skilled and trained administrative and production team, and earnings projections.

First, VORSHEER has reached over $4.5 million in sales since 2018. We believe this sets the Company apart from other start-up companies as we have a documented sales history and proven product demand.

VORSHEER has an impressive distribution network comprised of 14 national dealers primarily in the Western US. A distribution network like this can take years to establish. While this is noteworthy, we believe our valuation is enhanced as this also leaves room to grow throughout the Midwest, South, and East Coast of the United States. VORSHEER has also had international dealer inquiries that may be part of future growth as well.

Next, VORSHEER is known in the RV and overlanding community. An internet search will reveal multiple dealer advertisements and industry leader reviews. We have notable Youtube videos from Diesel Brothers, Fieldcraft Survival, BF Goodrich, and more. These companies have views in the tens of thousands for VORSHEER trailers.

VORSHEER has two full-time SolidWorks computer-animated drawing (CAD) specialists who have compiled over 8,000 program files totaling 17.1 gigs of data relating to four trailer models to date. This Intellectual Property enables exact manufacturing processes that we believe ensure solid future manufacturing stability. In addition, we also have documented standard operating procedures (SOP's) to correctly apply this intellectual property.

Scheduled for release in Fall 2022, we have a smart power system that can enable a VORSHEER trailer to power a home in the event of a blackout or rolling power grid failure. We feel this is a vital aspect of value as future sales success may be related to emergency preparation as well as recreation.

VORSHEER has a dedicated administrative and manufacturing team, some with advanced degrees, that have a combined 320 years of total experience in their relative areas of expertise. We believe this is a significant value factor to carry the company forward with the growth and expansion we hope to see in the future.

Based on our analysis of the above factors, we believe that a pre-money valuation of $11,292,372.00 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Brand recognition and market penetration

- *Research & Development*
  10.0%
  Funding for research and development of new models and features.

- *Company Employment*
  36.5%
  Employment and payroll costs

- *Working Capital*
  10.0%
  Working capital

- *Operations*
  10.0%
  Company Operations

- *Inventory*
  20.0%
  With supply chain issues, creating a 4-8 week inventory buffer is vital to uninterrupted manufacturing flow.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vorsheer.com (www.vorsheer.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vorsheer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VORSHEER INC

[See attached]

VORSHEER, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Vorsheer, LLC
Springville, Utah

We have reviewed the accompanying financial statements of Vorsheer, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 18, 2022
Los Angeles, California

VORSHEER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 203,086	$ 55,355
Acccounts Receivable, net	21,001	17,818
Inventory	301,385	161,000
Prepaids and Other Current Assets	7,780	-
Total Current Assets	**533,253**	**234,173**
Property and Equipment, net	9,918	168,000
Intangible Assets	-	-
Total Assets	**$ 543,171**	**$ 402,174**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 45,346	$ 171,745
Current Portion of Promissory Note and Loans	362,519	201,896
Line of Credit	18,554	35,876
Shareholder Loan	-	-
Other Current Liabilities	246,455	544
Total Current Liabilities	**672,875**	**410,060**
Promissory Note and Loans	133,240	342,920
Convertible Note	500,000	-
Total Liabilities	**1,306,115**	**752,980**
MEMBERS' EQUITY		
Members' Equity	(762,944)	(350,806)
Total Members' Equity	**(762,944)**	**(350,806)**
Total Liabilities and Members' Equity	**$ 543,171**	**$ 402,174**

See accompanying notes to financial statements.

VORSHEER LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,403,987	$ 1,198,748
Cost of Goods Sold	1,107,025	913,105
Gross Profit	296,962	285,643
Operating Expenses		
General and Administrative	729,997	436,297
Research and Development	-	2,568
Sales and Marketing	4,722	5,739
Total Operating Expenses	734,719	444,604
Operating Income/(Loss)	(437,757)	(158,961)
Interest Expense	44,610	41,865
Other Loss/(Income)	(115,597)	(50,624)
Income/(Loss) before Provision for Income Taxes	(366,770)	(150,202)
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	**$ (366,770)**	**$ (150,202)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(67,476)**
Capital Distribution		(133,128)
Net Income/(Loss)		(150,202)
Balance—December 31, 2020	**$**	**(350,806)**
Capital Distribution		(45,369)
Net Income/(Loss)		(366,770)
Balance—December 31, 2021	**$**	**(762,944)**

See accompanying notes to financial statements.

VORSHEER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(366,770)	$	(150,202)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		179,661		57,332
Amortization of Intangible Assets		-		10,000
Changes in Operating Assets and Liabilities:				
Accounts receivable		(3,183)		103,087
Inventory		(140,385)		(161,000)
Prepaids and Other Current Assets		(7,780)		329
Accounts Payable		(126,398)		171,745
Other Current Liabilities		245,911		(2,724)
Net Cash Provided/(Used) by Operating Activities		**(218,945)**		**28,567**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(21,579)		(181,859)
Net Cash Provided/(Used) in Investing Activities		**(21,579)**		**(181,859)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(45,369)		(133,128)
Borrowing on Promissory Note and Loans				377,110
Repayment of Promissory Note and Loans		(49,056)		
Borrowing on Convertible Notes		500,000		-
Repayment of Shareholder loan		-		(30,000)
Line of Credit		(17,321)		(19,882)
Net Cash Provided/(Used) by Financing Activities		**388,254**		**194,100**
Change in Cash		147,731		40,808
Cash—beginning of year		55,355		14,547
Cash—end of year	**$**	**203,086**	**$**	**55,355**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	44,610	$	41,865
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vorsheer LLC was formed on July 13, 2018, in the state of Utah. The financial statements of Vorsheer LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Springville, Utah.

Vorsheer is a manufacturing company engaged in the design and construction of overland camping trailers. Product sales are done through a national dealer network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to parts and assemblies, finished and semi-finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized.

The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from trailer sales to dealers.

Cost of sales

Costs of goods sold include the cost of material used in the manufacturing, such as wood materials, metal materials (frames, aluminum boxes, etc.), and some wiring

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $4,722 and $5,739, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	**2021**	**2020**
Finished Trailers	$ 68,719	$ -
Semi-finished Goods	95,802	
Parts and Assemblies	136,864	161,000
Total Inventory	**$ 301,385**	**$ 161,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid Expenses	$ 7,780	$ -
Total Prepaids and Other Current Assets	**$ 7,780**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Sales Tax Payable	$ 6,259	$ 544
Customer Deposits	201,014	
Payroll Liabilities	14,005	
Other Current Liabilities:	25,177	
Total Other Current Liabilities	**$ 246,455**	**$ 544**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Equipment	$ 255,090	$ 233,512
Property and Equipment, at Cost	**255,090**	**233,512**
Accumulated Depreciation	(245,172)	(65,512)
Property and Equipment, Net	**$ 9,918**	**$ 168,000**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $179,661 and $57,332, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Steven McCloud	100.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes and loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Rock Canyon Bank - Loan agreement	$ 167,803	7.75%	4/2/2019	11.14.2022	$ 13,005	$ 13,005	$ 150,694	$ -	$ 150,694
Money borrowed from a certain lender, no official agreement	$ 85,000	0.00%	2020&2021	Not set			$ 85,000		$ 85,000
Bingham Family Alaska LLC - Loan agreement	$ 366,284	10.00%	8/1/2020	8/1/2023	$ 27,004	$ 27,004	$ 126,825	$ 133,240	$ 260,065
Total	$ 534,087				$ 40,009	$ 40,009	$ 362,519	$ 133,240	$ 495,760

	For the Year Ended December 2020				
Debt Instrument Name	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Rock Canyon Bank - Loan agreement	$ 13,005	$ 13,005	$ 21,516	$ 137,263	$ 158,779
Money borrowed from a certain lender, no official agreement			$ 65,556		$ 65,556
Bingham Family Alaska LLC - Loan agreement	$ 14,524	$ 14,524	$ 114,824	$ 205,657	$ 320,481
Total	$ 27,529	$ 27,529	$ 201,896	$ 342,920	$ 544,816

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 362,519
2023	133,240
2024	-
2025	-
Thereafter	-
Total	**$ 495,760**

Line of Credit

During 2019, the Company entered into a line of credit agreement with Rock Canyon Bank. The credit facility size is $40,000. The interest rate is 5.50% per year. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $18,554 and $35,876, respectively. The entire balance is classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes - Bastian Breidohr	$ 400,000	0.00%	12/22/2021	12/22/2023	-	-	-	400,000	400,000
Convertible Notes - Zig Ventures	$ 100,000	0.00%	12/14/2021	12/14/2023	-	-	-	100,000	100,000
Total					**$ -**	**$ -**	**$ -**	**$ 500,000**	**$ 500,000**

The convertible notes are convertible into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing at a conversion price. The conversion price is equal to the Valuation Cap Price, which shall be calculated by dividing the Valuation Cap by the number of Fully Diluted shares of the Company immediately prior to the Qualified Financing Round. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 2, 2021, the Company entered into an industrial real estate lease contract with Duncan Investment LLC. The lease term is two years (which ends on July 30, 2023) and the base rent is $7,040 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	84,480
2023		49,280
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**133,760**

Rent expenses were in the amount of $83,440 and $64,627, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 18, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VORSHEER

Ready for Fun - Prepared for Emergencies


VORSHEER
CAMP & EMERGENCY TRAILERS
RECREATION
EMERGENCIES

Website | Springville, UT | TRANSPORTATION

$0.00 raised

0 Investors	$11.3M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

VORSHEER INC. manufactures high-quality overland camping and emergency preparation trailers with a $4.5 million sales history and an established nationwide dealer network. The company brings compact and versatile off road trailers to the booming recreational vehicle and emergency preparation market. These well-designed trailers offer rapid mobility, shelter, hot and cold running water, power, heat, food preparation, and more. With the available smart power system, a VORSHEER trailer can even power your home or Electric Vehicle (EV) in an emergency. This amazing trailer offers a new level in fun and emergency preparation to an eager and waiting market.

Reasons to Invest

- These trailers sell well across a range of economic conditions. People buy overland trailers for recreation when times are good, and for emergency preparation amid economic and political instability.
- Vorsheer has a proven design, $4.5 million sales history, and well-established distribution channels.
- The North America Recreational Vehicle market was valued at USD 26.7 billion in 2021 and is anticipated to reach USD 35.7 billion by 2026 (source).

OVERVIEW

VORSHEER Trailers - For Fun and Emergencies


FOR FUN
FAMILY TIME
EASY TO USE
COMPACT
SMALL TOW VEHICLE
FOR EMERGENCIES
POWER
FOOD & WATER
SHELTER & HEAT
MOBILITY

VORSHEER was founded in 2018. The mission was building high-quality products through superior craftsmanship. This vision is supported by a dedicated team bringing a range of historical expertise including pipeline welding, architectural woodwork, CAD design, and more. The Vorsheer team brings an impressive 320 years of combined experience to the manufacturing table. With quality and innovation as a driving force, Vorsheer has achieved a notable presence in the overlanding community gaining the attention of several influential groups including Black Rifle Coffee, Diesel Brothers, Field Craft Survival, BF Goodrich, Camp Chef, and Hi Lift jacks to name a few.


VORSHEER
Quick Facts:
$4.5 M REVENUE SINCE 2018
14 NATIONWIDE DEALER PARTNERSHIPS
NADA LISTING
Meaning our trailers can be financed at the time of purchase

VORSHEER trailers are tough and built to last. They also reflect an exceptional cool factor rarely found in such a durable RV. With this great blend of quality and design, it is no surprise VORSHEER trailers are an industry leader.

> ***Vorsheer has blown me away with...a quality product***
> ***-Michael H.***

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PROBLEM

People need well-built compact trailers for recreation and emergency preparation

Overland campers want rugged mobility and the ease of getting on the road without the hassle of a large RV. They also want the ability to traverse nearly any terrain and explore far beyond the end of the pavement. As one VORSHEER customer stated, “I want to camp where *everyone isn’t*” *. Additionally, with the presence of economic and political instability, some desire a small and versatile trailer that includes all the necessary resources for survival. Such a trailer can also be used to power your home or Electric Vehicle (EV) in a power outage, or relocate if necessary in the event of an emergency evacuation.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*



THE SOLUTION

VORSHEER makes off-road trailers for fun and emergencies

VORSHEER’s rugged off-road trailers are capable of tackling the extreme – if your 4x4 vehicle can go there, these trailers can follow. Designed to include all the necessities, like power, shelter, water, food preparation, heat, and more, we think you'll agree these will make camping or emergencies much, much better. We believe VORSHEER trailers are revolutionizing the RV and emergency preparation space because of this market relevant dual-use design.

One Amazing Emergency Power System



Power System Specs

- Battery - 5.12 kWh (additional batteries can be added)
- Battery Type - LiFeP04 lithium -iron phosphate
- Total battery energy capacity - 5.12 kWh @ 48v / 426 Ah @ 12v
- Cycle life - 8000
- Inverter - 5k or 12k
- Nominal cont. AC power off grid @240 v - 5000W 20.9A (with 5k inverter)
- Round trip efficiency DC - AC - 98%
- Depth of charge - 100%

VORSHEER's Impressive Trailer Lineup


VORSHEER trailer models
Watch later
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VORSHEER
TRAILER MODELS
XER
XOC
XCT
Watch on YouTube

**The video above includes a rendering of the XCT, a future product scheduled for release fall, 2022. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

Trailer Features

- Rugged 30 deg steel tube frame
- Good ground clearance
- Independent Timbren suspension
- Sink & shower
- Fridge & freezer
- Cookstove
- DC 12v & AC 110v power
- Optional 12 Kwh power system
- Propane cabin heater
- AC system (XOC model)
- Tent & awning available
- Hot/cold water

Great construction and overall quality...I am very impressed with the product and the company.
-Marcus D.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET

Fun & emergency preparation trailers are in demand

The global adventure tourism market—which includes camping, hiking, mountain biking, kayaking, rafting, and other pursuits that are closely associated with overlanding—enjoyed a boom in the last decade and is forecast to grow in value from $586 billion in 2019 to $1.63 trillion in 2026 (source). In addition, the global disaster preparedness systems market was valued at $146 billion in 2020 and is expected to grow from 2021 to 2028 at a CAGR of 7.4% (source).

VORSHEER is actively claiming a piece of these markets with an established sales history across a range of economic conditions. While our trailers are viable products for fun, they can also be useful as an emergency preparation resource. In this current geopolitical climate, we've found that more of our consumers are considering emergency preparation when purchasing our trailers. In times of peace and in times of economic turbulence, VORSHEER trailers have an answer.

GLOBAL ADVENTURE & DISASTER PREPAREDNESS MARKETS


GLOBAL ADVENTURE TOURISM MARKET
$586 BILLION
2019
$1.63 TRILLION
2026
FORECAST
GLOBAL DISASTER PREPAREDNESS SYETEMS MARKET
$146 BILLION 2020
7.4% CAGR BY 2028
PROJECTED

VORSHEER has great marketing alliances so our trailers get *seen*

VORSHEER is actively engaged in marketing. Great relationships have been developed with BF Goodrich, Black Rifle Coffee Company, Field Craft Survival, Camp Chef, Hi Lift jacks, and Kenda Tire just to name a few. These relationships mean that our products are seen by some of the customers and social media followers of these industry leaders with numbers in the millions (i.e. Diesel Brothers combined YouTube channels have over 2 million subscribers alone).


GREAT MARKETING ALLIANCES
Bf Goodrich
Hi Lift
Black Rifle Coffee
Field Craft Survival
Camp Chef
KENDA Tire

VORSHEER trailers are obtainable

When purchasing any reputable RV, it helps when that RV can be financed through a bank or credit union at one of our established national dealer locations. VORSHEER has gone through the rigorous and time-intensive process to secure a NADA listing through JD Power. This listing is what the bank refers to in order to establish a vehicle value for lending purposes. Unlike many of our competitors who engage in direct sales and long wait times, customers can easily purchase an in-stock VORSHEER trailer the same day at one of our dealer locations.


VORSHEER
National Dealer Network
Good Distribution
Room For Expansion

OUR TRACTION

VORSHEER is making an incredible impact on our industry

Despite only being established in 2018, VORSHEER has already generated more than **$4.5 million in revenue**, and has maintained an impressive 78% average annual growth rate! We were also able to grow our revenue by 30% during the COVID-19 pandemic, solidifying our boast that we believe our products sell well in a wide range of economic conditions.


VORSHEER Annual Revenue Growth
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2019
Total Revenue
$463,323
2019
2020
2021
2022

WHY INVEST

VORSHEER has a history of market success while being family and eco-friendly

Family approved



As many RV sales representatives know, moms have a great deal of influence on the RV selection and final purchase decision. With a Vorsheer trailer, families can easily cook a meal, appreciate a hot shower, and relax in a climate-controlled cabin, all while still enjoying nature together!

Eco-Friendly


Our aim is to make a trailer that is
Better for the Environment!
25-41%
Smaller
Eco Friendly
Less Fuel
Large
Greater environmental Impact
Inefficient
VORSHEER
Others

Looking Ahead

VORSHEER has an in-demand product, impressive sales history, and steady growth. We have been building an exceptional foundation to support projected future growth. With a talented and dedicated team, we believe everything is in place to reach new goals.

...the people working at Vorsheer have completely earned my trust.
-Kristi H.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


VORSHEER

Join the VORSHEER team today - let's reach new heights together!



July, 2018

Vorsheer Launches!

Vorsheer is formed in a two-car garage. Early production was centered around building custom aluminum boxes for industrial use.



Oct 2018

Vorsheer moves to first commercial space

Business is good and Vorsheer needs more room.



Dec 2018

First Overland trailer is built

Based on the emerging market and associated promise, Vorsheer enters the Overlanding trailer space



Feb 2019

Vorsheer lands their first dealership

Vorsheer secures a dealer for trailer sales and distribution.



May 2019

Further commercial space expansion

With success in building trailers, Vorsheer is growing and needs more space!



Aug 2020

Vorsheer implements assembly line manufacturing

Vorsheer adds a steel frame assembly line, as well as aluminum, wood, and assembly areas to the production facility



May 2020

Vorsheer builds a custom trailer for Black Rifle Coffee Company

A great relationship is formed with Black Rifle Coffee Company



May 2020

Vorsheer trailers are featured on the Hooked on Utah show.

Hooked on Utah did a feature about Vorsheer trailers, a Utah based company.



Jun 2020

Vorsheer releases a new model trailer

The XER, a smaller gearbox style trailer is born.



Dec 2020

Vorsheer secures 10 dealerships nationally

After months of diligent effort, 10 dealers are in place with financing and minimum stock quantity agreements.

NADA

Mar 2021

Vorsheer obtains an NADA listing

After a process that takes over a year, Vorsheer trailers became more obtainable for the end user as banks and credit unions can now lend on the NADA value.



Sept 2021

Vorsheer owner, Steve McCloud appears on the ABC4 Doug Jessop show

Jessop's journal - https://www.abc4.com/news/journal-2/what-in-world-is-a-vorsheer-steve-mccloud-on-jessops-journal/

In the Press

abc4.com

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Meet Our Team



Steve McCloud

Owner-CEO

As CEO, Steve has oversight of company production, financials, operations, etc.

His degrees and certifications include SOLIDWORKS CAD certified associate, visiting professor Salt Lake Community College, NPI welding certified, high pressure gas pipeline welding certified (1 in 150 test completion rate), over 60 additional industrial certifications. Steve has 27 years of experience in welding, fabrication, and architectural woodwork.

His prior experience includes owning an architectural woodworking business and project manager at JLR-Fondell producing high end cabinets for Ritz Carlton, the Utah Governor's mansion and more. His prior experience includes shop foreman for Moby1 expedition trailers, an oil and gas field technician, and a Home Depot associate where he earned the associate of the year award.

Steve loves long range shooting, hiking, and panning for gold.



Mark Mauzy PhD

Chief Growth Officer

Mark's areas of responsibility include management of company growth, oversight for marketing, investment relations, and systems improvement, etc.

His degrees and certifications include a PhD in Marriage and Family Therapy (systems theory) BYU, MS Community Counseling, Gonzaga University, BA Psychology, Gonzaga University.

He has 23 years of experience in the field.

Mark's prior experience includes being an entrepreneur, autism specialist, certified tactical instructor, and marketing consultant.

Mark loves to go camping, swimming, and generally having fun with his wife and kids.



Davin McCloud

Operations Manager

Davin's responsibilities include operations oversight, SOLIDWORKS CAD design, vendor relations management, and media content and technical production management.

His degrees and certifications include attending Utah Valley University SOLIDWORKS program. Davin is an active Army Reserve E4 combat engineer and team leader.

Davin has 9 years of experience in field.

His prior experience includes Information Technology specialist DoTerra, and a fuel station technician.

Davin loves working on creative video filming and editing, dirt biking, camping, shooting, and outdoor recreation.



Mike Paulsin

Financial Manager (Part-time)

Mike handles financial management, forecasting, and strategy for Vorsheer Inc.

His degrees and certifications include an MBA, California State University at Fullerton, and a BA in Business Administration, industrial management, Purdue University.

Mike has over 30 years of experience in field. His prior experience includes helping to successfully navigate growth of Fox Pest Control from $40M to $110M.

Mike serves as a coach for youth sports... he's been doing it for 30 years and still loves it!



Catherine Watson, Esq.

Legal Counsel (Part-time)

Catherine's primary area of responsibility is legal oversight with expertise in commercial contracts, contract drafting, review and negotiation, corporate law, and commercial litigation.

Her degrees certifications include a Juris Doctor from BYU Law School 2002.

She has 19 years of experience in field.

Her prior experience includes serving as Corporate Counsel at ProselemUSA, Corporate Counsel at PurHealthRX LLC, and Private practice.

Catherine loves to spend her time gardening, Cooking, Hiking, and spending time in nature.



Lee Bowen

Advisor (Part-time)

Lee Bowen is currently the owner of Certus Accounting & Tax Services and has over 20 years of financial operations, strategy development, and leadership experience.

Prior to acquiring Certus, he served for three years as the Chief Financial Officer for Young Living Essential Oils where he oversaw financial planning and analysis, fraud management, treasury, banking, internal audit, as well as commissions services, human resources, payroll, tax, and risk management for the organization. During his total of six years of service in various positions, the business grew from just over $600 million to $2.2 billion in annual revenues. He currently serves on their Board of Directors.



David Rodriguez

General Manager

As General Manager, Dave oversees state licensure compliance, quality control, dealer relations, sales rep management, website management, and events coordination.

He has a Bachelor of Science degree in finance with 7 years of experience in field.

Dave has prior experience as a Real Estate agent.

Dave loves to spend time outdoors, work as a BSA scoutmaster, and go fishing.



Bastian Breidohr

Engineer (Part-time)

Bastian Breidohr is an accomplished engineer with expertise in prototype and mold development.

His degrees and certifications include a University degree in construction and manufacturing, Berufs Kolleg Opladen Germany. He has also attended Fachhochschule Trier in Germany for economic engineering as well as a boat building school graduate, Duisburg, Germany.

He has 12 years of experience in field with prior experience as a machinist and military Air Force security officer.

Bastian loves camping, boating, and being outdoors.

Offering Summary

Company	:	Vorsheer Inc
Corporate Address	:	221 W 900 N, Springville, UT 84663
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$11,292,372.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-based

Early Bird

Invest within the first week and receive 10% bonus shares

Amount-based

$1,200+

Receive 3% bonus shares

$15,000+

Receive 5% bonus shares

$25,000+

Receive 10% bonus shares

$50,000+

Receive 15% bonus shares

**Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vorsheer, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript 7-21-22

Hi I'm steve with vorsheer incorporated I'm here in our Springville Utah manufacturing facility we build rugged durable overland camp trailers. The advantage of a vorsheer trailer over a large RV is it's smaller, its easier to pack, and its easier to load and go. Big RVs are cumbersome, they take a lot of fuel to pull , generally come with a lot of repairs and you have to really plan ahead to know where you're gonna camp with a large RV. If you have a vorsheer trailer you can get out of town fast and easy without the hassle of a big RV and fun with the family is just minutes away.

In addition to economic and political instability and recent announcements about power grid failures, a vorsheer trailer can serve as an emergency preparation resource.

Clip from youtube video: "I've done my fair share of wheel'n but ive never wheeled with a trailer on the back, and this vorsheer trailer was built for this kind of terrain"

Something that sets vorsheer aside from it's competitors is we offer three different models. The XOC the XER and the soon to be delivered to dealers XCT . (on screen callout reads: "expected by Fall of 2022")

All of our trailers come standard with air conditioning, cabin heat, hot and cold water, centrally located gallies that make cooking and preparing meals a cinch. Some of these amenities with our competitors have to be custom ordered or aren't even available at all.

The other thing is vorsheer is proud to announce we've got a new power system that we're releasing (on screen callout reads: "planned for release in Fall of 2022") that offers a 12 kilowatt output at 50 amps that can easily run your house in the event of a blackout for up to a day, day and a half at moderate usage – to keep your appliances going and basic lights. This power system runs off a smart battery that provides 427 amp hours, it's a lithium iron phosphate battery and it is coupled to a smart inverter, the inverter has the ability to manage solar input, generator input including auto firing the generator at low power modes and wind power.

Other things that set vorsheer aside from other manufacturers vorsheer utilizes the latest in 3D cad design and digital manufacturing meaning that every part and piece is designed to a perfect fit before it's ever put into manufacturing. We put a lot of time into the design, the style and customer feedback what they would like to see on our trailers.

Unlike many of our competitors, that rely on imported parts, and overseas manufacturing, here at vorsheer we manufacture everything here in the united states to make sure that we have that rugged durability made in the USA construction.

We have interest rates on the rise inflation on the rise and what if there was a trailer cannot only provide fun for the family but could also serve for emergency preparedness.

if you live in an area that's maybe prone to forest fires or flooding, this gives you the ability to get your family out fast and easy and provides a temporary shelter. If you live in an area that has rolling blackouts, you could easily plug your trailer into your house plug your generator into your trailer and now you have a power management system that could keep your house running during those blackouts.

Vorsheer has done some foundational things to change the way trailers are sold in our class. Trailers in our class are traditionally a direct sale by the manufacturer with large deposits taken and wait times to sometimes go as long as two years.

Vorsheer has been registered with J.D. Powers to receive NADA listings for each model with all option packages available. That allows a customer to go to a dealership and purchase a trailer that day with traditional RV financing. Vorsheer has also done foundational things such as licensing and seals in each state that they sell trailers in. these are things that can take years to obtain. At vorsheer we're approaching marketing much like large automobile manufacturers from a top down approach. As I visit dealers they've been pleasantly surprised to see that we are collaborating with companies such as diesel brothers, Fieldcraft survival, ahh camp chef, black rifle coffee, and hi lift jacks just to name a few. We want make sure that when customers show up at the lot, they already know what they're looking for ...they know what model they want, they already have an expectation at a price point and they're there to purchase just that.

Investment funds will enable us to fuel bulk purchasing, expand our operations, grow our dealer network and hopefully increase value for our investors in the whole.

Video Link Here

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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